Mail Stop 4561

September 10, 2008

Via U.S. Mail and Facsimile 662.365.6025

Mr. Robert W. Driskell
Senior Vice President and Chief Financial Officer
Hancock Fabrics, Inc.
1 Fashion Way
Baldwyn, MS 38824

> **Re:**   **Hancock Fabrics, Inc.**
> **Form 10-K for fiscal year ended February 2, 2008**
> **Filed April 17, 2008**
> **File No. 001-09482**

Dear Mr. Driskell:

We have reviewed your response letter dated August 11, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 2, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Inventories, page 44

1.   We note your response to our prior comment two. Please tell us how the agreements reduced your ownership rights in non-consigned inventory. Within your response, tell us how you determined this inventory should not be accounted for as consigned inventory. Reference the authoritative accounting literature relied upon by management.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3295 if you have questions.

                                                            Sincerely,

                                                            Jennifer Monick
                                                            Staff Accountant